Exhibit 99.1

Fourth Quarter Financial Results
February 13, 2014

Forward Looking Statements
2
Forward-Looking Statement
This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward-looking statements. Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the most recent annual information form under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Q4 2013 Financial Review
3

Q4 Highlights
•Fourth-quarter results in line with our guidance with free cash flow(B) and adjusted net income(A) at the high end or above our expectations

•Positive organic growth driven by higher core pricing in every service line in both U.S. and Canada

•Strongest quarterly price performance since Q3 2012

•2014 focus is operational execution and disciplined capital allocation

•Focused on operating our business to improve EBITDA, free cash flow(B) and long-term return on invested capital (“ROIC”)

(A) Please refer to the definition and explanation of (A) on slide 27.
(B) Please refer to the definition and explanation of (B) on slide 29.

5
$199
$192
$202
$221
$95
$89
0
100
200
300
400 500
Q4 2012
Q4 2013
U.S. Northeast
U.S. South
Canada
Reported Revenue by Segment
$U.S. (MM)
$496
• CAD $ weaker vs. U.S. $ in Q4/13 vs. Q4/12, reducing total company revenue by $11.3 MM on translation to U.S. dollars.
• At parity, total Company consolidated revenue increased 3.5% on acquisitions and organic growth.
•Expressed in U.S. $, Q4/13 Canadian revenue declined (3.5%) QoQ.
• Q4/13 U.S. South revenue increased 9.5% QoQ.
• Q4/13 U.S. Northeast revenue decreased 6.4% QoQ. Q4/12 included nearly $8MM of revenue from Superstorm Sandy (“Sandy”).
% of Total Revenues
Canada
U.S. South
U.S. Northeast
38.3%
44.0%
17.7%
$502
40.1% 40.7%
19.2%
1.2% QoQ Growth

Revenue Growth

Components of Revenue Growth (Decline)	CAN Q4/12	U.S. Q4/12	Total Company Q4/12	FY 2012		CAN Q4/13	U.S. Q4/13	Total Company Q4/13	FY 2013
Core Price[1]	1.5%	1.0%	1.2%	1.4%		1.7%	1.6%	1.6%	1.1%
Fuel Surcharges	0.1%	0.6%	0.3%	0.4%		(0.1%)	(0.3%)	(0.2%)	-
Recycling and Other[2]	(1.6%)	(0.6%)	(1.0%)	(1.6%)		1.1%	0.4%	0.7%	0.1%
Total Price Growth	-	***1.0%***	***0.5%***	***0.2%***		***2.7%***	***1.7%***	***2.1%***	***1.2%***
Volume (Decline) Growth	(2.6%)	2.0%	0.1%	(1.2%)		(0.7%)[3]	(1.4%)[4]	(1.1%)[5]	0.7%[6]
Total Organic Revenue (Decline) Growth	***(2.6%)***	***3.0%***	***0.6%***	***(1.0%)***		***2.0%***	***0.3%***	***1.0%***	***1.9%***
Acquisitions	6.4%	6.3%	6.4%	4.5%		0.2%	4.1%	2.5%	6.2%
Total Growth Excluding Foreign Exchange ("FX")	***3.8%***	***9.3%***	***7.0%***	***3.5%***		***2.2%***	***4.4%***	***3.5%***	***8.1%***
FX			***1.4%***	***(0.4%)***				***(2.3%)***	***(1.3%)***
Total Growth Including FX			***8.4%***	***3.1%***				***1.2%***	***6.8%***

(1) Core Price reflects organic average price change, net of rollbacks and excludes fuel surcharges, across the Company's customer base.
(2) OCC average price based on RISI pricing weighted to BIN regions Q1/13 = $99/ton, Q2/13 = $104/ton, Q3/13 = $112/ton, Q4/13 = $109/ton.
(3) Q4 2013 Canadian volume decline reflects impact of Calgary landfill closure to MSW and municipal contracts completed in 2012. This resulted in a negative volume impact of (202 bps) to Canadian volume and (81bps) to total company volume. Adjusted volume is 1.3% in Canada.
(4) US volume decline reflects impact of Superstorm Sandy volume received in Q4 2014. This resulted in a negative volume impact of (310 bps) to US volume and (182 bps) to consolidated company volume. Adjusted volume is 1.7% in the US.
(5) Q4 2013 adjusted total company volume reflecting Canadian and US volume decline of (263 bps) is 1.5%.
(6) FY 2013 adjusted volume reflects Canadian and US volume decline of (116 bps) is 1.9%.

6

7
Key Volume Growth (Decline) Impact CAN
Q4/13  US
Q4/13  Total Company  Q4/13
FY 2013  Reported Volume Includes the following key items
(0.7%) (1.4%)  (1.1%)  0.7% Completed Contracts
(135 bps) (54 bps)  (98 bps) Calgary Closure
(67 bps) (27 bps)
(32 bps)  Sandy
(310 bps) (182 bps)
14 bps Total Company Volume Impact
(263 bps) (116 bps)
Adjusted  Volume excluding above key items 1.3%
1.7% 1.5% 1.9%
Q4 2013 and FY2013 Volume and Growth Impact The table below quantifies the following impacts on volume: •Calgary landfill closure to MSW on June 30, 2013 (“Calgary Closure”) and three municipal contracts in Canada that were completed in the third and fourth quarters of 2012 •Sandy volumes that occurred in the fourth quarter of 2012 and also contributed in the first quarter of 2013

8
$111
$107
$127
$141 $67
$62
0
100
200 300
400
500 Q4 2012
Q4 2013
U.S. Northeast
U.S. South
Canada
Operating Expenses
$U.S. (MM)
$305
• Operating expenses increased 1.6% QoQ.
• Operating expenses totaled 61.8% of total revenue, up 20 bps vs. Q4 2012.
• In Q4/13 higher transportation costs in western Canada, related to trucking volume longer distances to our Coronation Landfill following closure of the Calgary Landfill, contributed to higher expenses compared to prior period.
$310

9
$18 $18  $21 $21 $8 $9  $10 $12 0 10 20 30  40  50 60  70 80 90  100 Q4 2012 Q4 2013
Corporate U.S. Northeast U.S. South Canada
Adjusted Selling, General & Administration (“SG&A”) Expenses $U.S. (MM) $57
• Adjusted SG&A expenses up $3.0MM QoQ to $60MM.
• Higher expenses primarily due to acquisitions and bad debt expenses in Q4/13.
$60

10
$70
$67
$54
$59 $20
$18
-$10 -$12
-20
5
30 55
80 105
130
155
180
Q4 2012
Q4 2013
Corporate U.S. Northeast  U.S. South Canada Adjusted EBITDA(A) $U.S. (MM)
$134
• Total company Adjusted EBITDA(A) in line with guidance. •Total company Adjusted EBITDA(A) declined 1.4% QoQ to $131.9MM. ▪Includes FX drag of $3.5MM •Total company Adjusted EBITDA margins were 26.3%.
$132 Adjusted EBITDA(A) Margins Total Company Canada U.S. South U.S. Northeast 34.9% 26.7% 19.7% 35.2% 26.8% 20.8%
(A)Please refer to the definition and explanation of (A) on slide 27. 27.0%
26.3%

11 Amortization FY 2013
• Intangible, capital and landfill amortization increased $22.4MM YoY
• Increase attributable to acquisitions, a permit revocation and the purchase of CNG vehicles which cost more than traditional diesel trucks
• Amortization as a percentage of revenue increased 10 bps QoQ to 14.6% in line with our guidance Q4 2013
• Amortization as a percentage of revenue was 14.6% in line with our guidance

Long-Term Debt Summary at December 31, 2013
•Total long-term debt is $1.55B at December 31, 2013 vs. $1.61B at September 30, 2013
•Funded debt to EBITDA, as defined and calculated in accordance with our consolidated facility, was 2.88x compared with 3.0x as at September 30, 2013
•Comfortable with current leverage level and believe optimal long-term leverage range for the Company is between 2.5x and 3.0x
•Interest expense on total outstanding debt was $15.5 MM for the three months ended December 31, 2013
Long-Term Debt Facilities $U.S. MM Available Lending
Accordion  Facility Drawn Letters of Credit Available Capacity Ratings  Senior Secured Term B Facility $495.0  $495.0_
_
Moody’s  Ba1 September 9, 2013 S&P BBB- March 26, 2013
Senior Secured Revolving Facility $1,850.0
$750.0 $983.5 $196.9 $669.6 IRBs(1)
$64.0 $64.0 _
_ Other Notes $0.6 $0.6 _ _
(1)Variable Rate Demand Solid Waste Disposal Revenue Bonds.
12

13
Taxes Q4 2013
• Cash taxes were $6.4MM, just below guidance range of $7 - $9MM FY 2013
• The effective tax rate was approximately 33%, slightly lower than expected
• Cash taxes were $29.5MM slightly below guidance range of $30 - $32MM

14
Q4/13
Reported Net Income and EPS (diluted) $36.2  $0.31 Items of note $U.S.(MM)
EPS ($’s) Segment Revenue/ Expense Line Item Transaction and related cost ($2.4)
($0.02) Corporate SG&A Fair value movements in stock options ($0.2) - Corporate
SG&A Restricted share expense $0.4 -
Corporate SG&A Non-operating or non-recurring expenses $3.0
$0.03 All SG&A Net gain on financial instruments ($5.8) ($0.05)
All Loss on extinguishment of debt $1.2 $0.01
Net Income tax expense or (recovery) $1.0 $0.01
Adjusted net income(A) and Adjusted EPS(A) (diluted)
$33.4 $0.29 Reconciliation of Reported Net Income and Earnings Per Share to Adjusted  (A)Please refer to the definition and explanation of (A) on slide 27.
Adjusted net income(A) increased 18.7% QoQ to $33.4 MM.

63%
61%
37%
39%
0
50
100 150 200
250
300
2012
2013
Growth Replacement
$247
15
Replacement & Growth Capital Expenditures (“CAPEX”)
$U.S. MM
• CAPEX in line with guidance.
• FY13 Replacement CAPEX was $168MM, offset by $21MM in proceeds from the sale of certain redundant assets.
•FY13 Growth CAPEX was $106MM, including nearly $39MM spent on infrastructure projects.
$274

$172 $191
160
165
170
175 180
185 190 195 FY 2012
FY 2013 $39(2) $26(1) $37 $58
0 20
40
60
80
Q4 2012 Q4 2013
$4(1) $12(1) 16 Free Cash Flow(B)
Q4 2013 $U.S. (MM)
• Business continues to generate strong free cash flow(B).
• Free cash flow(B) increased $21MM QoQ to $58MM in Q4/13.
• Excluding spending on discretionary infrastructure investments of $4.6MM, free cash flow(B) was $62MM.
• FY2013 free cash flow(B) of nearly $230MM excluding $39MM of internal infrastructure expenditures.
(B) Please refer to the definition and explanation of (B) on slide 29.
(1) Free cash flow(B) excluding discretionary infrastructure expenditures of $12.3MM in Q4 2012 and $4.6 MM in Q4 2013, respectively.
(2) Free cash flow(B) excluding discretionary infrastructure expenditures of $26.1MM in FY2012 and $38.6 MM in FY2013, respectively.
FY $U.S. (MM)

We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and earnings in Canada
• Based on 2014 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8.2 million
• EBITDA(A) is similarly impacted by approximately $2.5 million , assuming a strengthening U.S. dollar
• The impact on net income for a similar change in FX rate, results in an approximately $1.1 million decline
• The impact on free cash flow(B) for a similar change in FX rate, results in an approximately $900,000 decline
• Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A) and net income will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar 17
FX Sensitivity (A)Please refer to the definition and explanation of (A) on slide 27.
(B)Please refer to the definition and explanation of (B) on slide 29.

$531 $533 $551 $(8.5)
$(5.0) $(2.0) $2.0 $33.5 $(18.0)
$510 $515
$520
$525 $530
$535
$540
$545 $550 $555 -0.8% -1.6% -0.4% -3.4%
6.2% 0.4%
2014E Adj. EBITDA(A) @FX=$0.90
$2,026
$2,000
$2,058 $(4.0) $(8.0) $(10)
$54.0 $(58) $1,970 $1,990 $2,010
$2,030 $2,050
$2,070
-0.4% 2.7% -0.2% -2.9%
-0.5% 18
2014 Revenue and Adjusted EBITDA(A) ($US MM) 2013 Revenue Calgary Landfill Closure
Superstorm Sandy 2014E Mid-point Revenue Guidance
2013 Adjusted EBITDA(A) Calgary Landfill Closure
Long-term & Short-term Compensation
Organic Growth
Foreign Exchange
2014E Mid-point Adjusted EBITDA(A) Guidance Superstorm Sandy Gas plant contribution in 2H 2014 offset by start-up costs in 1H 2014 Revenue
Adjusted EBITDA(A) Revenue at mid-point of 2014E Revenue @ FX=$0.97
Adj. EBITDA(A) at mid-point of 2014E Adj. EBITDA(A) @ FX=$0.97 (A) Please refer to the definition and explanation of (A) on slide 27. 2014E Revenue @FX=$0.90
Foreign Exchange Organic Growth
Sale of operations (Immaterial EBITDA
contribution) Represents (60bps) of volume in 2014
1.6%
3.8%

$U.S. (MM) 2013 Actual (FX rate of $.097) 2014 Guidance (FX rate of $0.97) Impact at constant currency(1) 2014 Guidance (FX rate of $0.90) Revenue $2,026 $2,047 to $2,068 Increase $1,990 to $2,010 Adjusted EBITDA(A) $530.8
$546 to $556 Increase $528 to $538 Amortization expense, as a percentage of revenue 14.6% 14.2% Decrease 14.2% Adjusted operating EBIT(A) $246 $255 to$263 Increase $245 to $253 Interest expense
$61 $65 to $67 Increase $64 to $66  Effective tax rate as a percentage of income before income tax expense and net (income) loss from equity accounted investee 33.0% 29.3% to 31.4% Decrease 30% to 32%
Cash taxes (expressed on an adjusted basis) $30 $38 to $39  Increase $35 to $37 Adjusted net income(A) per diluted share $1.10 $1.12 to $1.22 Increase $1.06 to $1.15
Free cash flow(B) excluding additional internal infrastructure investment
$230 $219 to $236  Neutral $210 to $225 Capital and landfill expenditures excluding internal infrastructure investment and including net proceeds on sale(2)
$214 $218 to $222 Increase  $212 to $216(1)
Internal infrastructure investment(3) $39
$21 Decrease $20(2)
Expected annual cash dividend, payable on a quarterly basis C$0.58 per share
C$0.60 per share N/A C$0.60 per share
19 2014 Guidance 1.Guidance assumes no change in the current economic environment and excludes the impact of any acquisitions we may complete in 2014
2.Assumes foreign exchange rate of $0.90 U.S. for each Canadian dollar
3.Assumes an average recycled commodity price for the year that is equal to our average price for Q4 2013
(A) Please refer to the definition and explanation of (A) on slide 27.
(B)Please refer to the definition and explanation of (B) on slide 29.
1)Constant currency refers to these amounts being translated at an average FX rate of $0.9707.
2)Capital and landfill expenditures includes replacement expenditures, including net proceeds on sale, of approximately $181-184MM, representing approximately 9.1% of revenues, at the mid-point of the guidance range. In 2014, replacement spending includes cell development of $15 MM at Seneca Meadows Landfill. Growth expenditures of $31 - $32MM include municipal contracts and organic growth.
3)Completion of natural gas plant at Lachenaie Landfill, Quebec

Q&A 20

Appendix 21

22  $U.S. MM Except per share amounts   Q4/12  Q4/13   QoQ FY/12 FY/13 YOY Canada $199.0 $192.1 (3.5%)  $776.8 $769.0  (1.0%) U.S. South 201.7 220.9
9.5%  $780.3
$876.9 12.4%
U.S. Northeast 95.1  89.0 (6.4%) $339.6 $380.1 11.9% Total Revenues $495.8 $502.0  1.2% $1,896.7 $2,026.0 6.8%
Adjusted Net Income(A)
Reported Net Income
$28.2  $11.8
$33.4 $36.2 18.7%
208.4% $113.2 $94.4
$127.2 $118.0 12.3% 25.0%
Adjusted EPS(A) (diluted)
Reported EPS (diluted)
$0.24  $0.10 $0.29 $0.31 20.8% 210% $0.97 $0.81 $1.10 $1.02 13.4% 25.9%
Adjusted Operating EBIT(A)$61.6$59.1(4.0%)246.1
246.2
-
Adjusted EBITDA(A)$133.7$131.9(1.4%)519.7530.82.1%Adjusted EBITDA(A) Margins27.0%26.3%(70bps)27.4%26.2%(120bps)Adjusted EBITA(A)$76.4$72.6(4.9%)299.1297.2(0.6%)Free Cash Flow(B)$36.6$57.7(57.6%)$172.5$191.010.8%
Weighted Average Share Count115,163115,175116,178115,170Total Actual Outstanding Share Count115,175115,175FY 2013 Financial Highlights(A) Please refer to the definition and explanation of (A) on slide 27.(B) Please refer to the definition and explanation of (B) on slide 29.

2013 Reported and Gross Revenues(1) Strong Revenue from Canadian and U.S. Operations
Q4/13	Q3/13	Q2/13	Q1/13
Total Reported Revenues	$502.0	$520.7	$516.8	$486.6
U.S. Canada	$309.9 $192.1	$321.6 $199.1	$318.0 $198.8	$307.5 $179.1

(1) Gross Revenue includes intercompany revenue on a consolidated basis and includes the impact of FX.
Gross Revenue From Operations(1) 000’s	Q4/13 Consolidated $US	Q4/13 % of Gross Revenue	Q3/13 Consolidated $US	Q3/13 % of Gross Revenue	Q2/13 Consolidated $US	Q2/13 % of Gross Revenue	Q1/13 Consolidated $US	Q1/13 % of Gross Revenue
Commercial	$174,117	34.7	$177,185	34.0	$176,483	34.1	$175,722	36.1
Industrial	89,255	17.8	96,008	18.4	95,424	18.5	85,156	17.5
Residential	116,753	23.3	118,623	22.8	118,774	23.0	113,020	23.2
Transfer and Disposal	172,924	34.4	187,933	36.1	185,213	35.8	160,248	32.9
Recycling	16,253	3.2	14,216	2.7	14,416	2.8	14,979	3.1
Other	9,698	1.9	11,166	2.1	11,491	2.2	10,106	2.1
Gross Revenues	579,000	115.3	605,131	116.1	601,801	116.4	559,231	114.9
Intercompany	(76,993)	(15.3)	(84,466)	(16.1)	(84,994)	(16.4)	(72,671)	(14.9)
Revenues	$502,007	100%	$520,665	100%	$516,807	100%	$486,560	100%

Q4 2013 Gross Revenues by Service Line(1) in Canada and the U.S. 000’s	Canada (Canadian dollars)	Canada % of Revenue	U.S. (U.S. dollars)	U.S. % of Revenue
Commercial	$80,422	39.9	$97,546	31.5
Industrial	37,987	18.8	52,987	17.1
Residential	37,945	18.8	80,607	26.0
Transfer and Disposal	64,919	32.2	111,061	35.8
Recycling	8,175	4.1	8,458	2.7
Other	5,379	2.7	4,585	1.5
Gross Revenues	234,827	116.5	355,244	114.6
Intercompany	(33,176)	(16.5)	(45,312)	(14.6)
Revenues	$201,651	100%	$309,932	100%

24

(1) Gross Revenue includes intercompany revenue on a consolidated basis.

25 $U.S. (MM)	Q4/12	Q4/13
Adjusted EBITDA(A)	$133.7	$131.9
Recovery (purchase) of restricted shares	-	-
Capital and landfill asset purchases	($72.9)	($59.4)
Proceeds from sale of capital assets	$0.7	$5.6
Landfill closure/post-closure expenditures	($1.3)	($0.7)
Landfill closure/post-closure cost accretion expense	$1.3	$1.4
Interest on long-term debt	($14.5)	($15.5)
Non-cash interest expense	$0.6	$0.8
Current income tax expense	($11.0)	($6.4)
Free cash flow(B)	$36.6	$57.7

26 Recycled Fiber Sensitivity
•Revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper
•Other commodities we receive include wood, plastics, aluminum and metals
•Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control
•These fluctuations may affect our consolidated financial condition, results of operations and cash flows
•Based on current volumes, a $10 change in the price of an average basket of commodities results in a ~$7.6 million change to revenues and an approximately $0.04 change to net income per share on an annual basis, applying the average FX rate for 2013

Non-GAAP Disclosure
27
(A)All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation, payments made to certain senior management on their departure and other non recurring expenses from time-to-time. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses –
expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs all of which were incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on sale of capital assets proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings. Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.
These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.
Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Non-GAAP Disclosure – continued
28 Three months ended		Year ended
December 31		December 31
2013	2012	2013	2012
Operating income	$58,330	$58,623	$232,916	$237,711
Transaction and related (recoveries) costs - SG&A	(2,349)	462	(2,460)	2,507
Fair value movements in stock options - SG&A(*)	(182)	703	5,879	(110)
Restricted share expense - SG&A(*)	350	819	1,142	2,034
Non-operating or non-recurring expenses - SG&A	2,965	981	4,600	3,991
Impairment of intangible assets - Amortization	-	-	4,074	-
Adjusted operating income or adjusted operating EBIT(A)	59,114	61,588	246,151	246,133
Net (gain) loss on sale of capital assets	(566)	383	(7,793)	(592)
Amortization(*)(*)	73,379	71,766	292,417	274,118
Adjusted EBITDA(A)	131,927	133,737	530,775	519,659
Amortization of capital and landfill assets	(59,333)	(57,387)	(233,562)	(220,533)
Adjusted EBITA(A)	$72,594	$76,350	$297,213	$299,126
Net income	$36,242	$11,753	$117,970	$94,357
Transaction and related (recoveries) costs - SG&A	(2,349)	462	(2,460)	2,507
Fair value movements in stock options - SG&A(*)	(182)	703	5,879	(110)
Restricted share expense - SG&A(*)	350	819	1,142	2,034
Non-operating or non-recurring expenses - SG&A	2,965	981	4,600	3,991
Impairment of intangible assets - Amortization	-	-	4,074	-
Net (gain) loss on financial instruments	(5,819)	3,541	(4,282)	1,725
Loss on extinguishment of debt	1,240	16,924	1,240	16,924
Other expenses	-	-	-	105
Net income tax expense or (recovery)	970	(7,031)	(1,011)	(8,346)
Adjusted net income(A)	$33,417	$28,152	$127,152	$113,187
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.
(*)(*)Amortization is presented net of amortization expense recorded on the impairment of intangible assets.

Non-GAAP Disclosure – continued 29
(B)We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. Three months ended
			Year ended
December 31			December 31
2013	2012	Change	2013	2012	Change
Adjusted EBITDA(A)	$131,927	$133,737	$(1,810)	$530,775	$519,659	$11,116
Recovery (purchase) of restricted shares(*)(*)	-	-	-	(1,591)	(541)	(1,050)
Capital and landfill asset purchases(*)	(59,396)	(72,881)	13,485	(273,862)	(246,878)	(26,984)
Proceeds from the sale of capital assets	5,551	654	4,897	21,183	2,761	18,422
Landfill closure and post- closure expenditures	(742)	(1,336)	594	(4,276)	(6,737)	2,461
Landfill closure and post- closure cost accretion expense	1,418	1,313	105	5,655	5,240	415
Interest on long-term debt	(15,482)	(14,494)	(988)	(60,754)	(57,428)	(3,326)
Non-cash interest expense	854	596	258	3,436	5,665	(2,229)
Current income tax expense	(6,431)	(10,969)	4,538	(29,535)	(49,281)	19,746
Free cash flow(B)	$57,699	$36,620	$21,079	$191,031	$172,460	$18,571
Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $4,600 and $12,300 for the three months and $38,600 and $26,100 for the years ended December 31, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.